UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Semantix Announces Change in Independent Registered Public Accounting Firm
São Paulo/Brazil, July 27, 2023 – Semantix Inc. (NASDAQ: STIX) (the “Company”) […], today announced the appointment of Ernst & Young Auditores Independentes S.S. Ltda. (“Ernst & Young”) as the Company’s independent registered public accounting firm, effective as of July 17th, 2023, succeeding PricewaterhouseCoopers Auditores Independentes Ltda.. (“PWC”). PWC was dismissed as the Company’s independent registered public accounting firm on June 27, 2023. PWC’s dismissal and replacement by Ernst & Young as the Company’s independent registered public accounting firm was made after careful consideration and an evaluation process and was approved by the audit committee of the board of directors and the board of directors of the Company.
PWC was appointed as the Company’s independent registered public accounting firm on October 8, 2021. The reports of PWC on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through June 27, 2023, there have been no: (1) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of PWC, would have caused PWC to make reference thereto in their reports on the consolidated financial statements for such periods.
During the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through June 27, 2023, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F except for identified material weaknesses in the Company’s internal control over financial reporting, including but not limited to: (i) lack of an effective control environment with formal standards, processes and structure to provide the basis for carrying out internal control activities across the organization, (ii) lack of an effective risk assessment process for identifying and assessing risks for the achievement of financial reporting objectives, (iii) lack of formal controls related to the governance and structure to manage and control system access to in-scope application systems, changes to programs and segregation of duties around the critical elements of our financial reporting processes, (iv) insufficient accounting personnel with technical accounting knowledge and experience, including to implement formal controls and procedures within the financial reporting process, specifically related to the maintenance of proper accounting records, review and approval of journal entries and compliance with the designed accounting policies, which could impact the process of the consolidation, preparation and disclosure of the financial statements; and (v) failure to implement formal controls for accounting complex transactions, including those related to the revenue recognition, intangible assets capitalization and significant and unusual transactions in compliance with the designed accounting policies. The Company is in the process of implementing measures designed to improve its internal control over financial reporting and remediate the deficiencies that led to these material weaknesses. These material weaknesses and remediation plans are more fully described in Item 15A of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission ("SEC").

During the Company’s two most recent fiscal year ended December 31, 2022 and December 31, 2021 and in the subsequent interim period up to June 27, 2023, neither the Company nor anyone acting on its behalf has consulted with Ernst & Young regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F.
The Company has requested that PWC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 27, 2023, is filed as Exhibit 99.1 to this Current Report on Form 6-K.
Investor Contact
Adriano Alcalde
Chief Financial Officer & IR ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
About Semantix
Semantix is Latin America’s first fully integrated data and enterprise AI software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter of PWC regarding change in independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2023

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board, Chief Executive Officer